UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

PACIFIC GAS and ELECTRIC COMPANY
(Name of Issuer)
FIRST PREFERRED STOCK, CUMULATIVE, PAR VALUE $25 per share
(Title of Class of Securities)
694308206 694308305 694308404 694308503 694308602 694308701 694308800 694308883
(CUSIP Number)
December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[X] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Nos. 694308206; 694308305; 694308404; 694308503; 694308602; 694308701; 694308800; 694308883
(1) Names of Reporting Persons
Newtyn Management, LLC
(2) Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
New York
Number of Shares Beneficially Owned by Each Reporting Person With:
(5) Sole Voting Power:	0
(6) Shared Voting Power:	757,933*
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	757,933*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
757,933*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
[ ]
(11) Percent of Class Represented by Amount in Row (9)
7.3%*
(12) Type of Reporting Person (See Instructions)
IA

* See Item 4 for additional information.

Item 1(a). Name of Issuer.

Pacific Gas and Electric Company (the “Company”)

Item 1(b). Address of Issuer’s Principal Executive Offices. 77 Beale Street, P.O. Box 770000 San Francisco, California 94117
Item 2(a). Name of Person Filing. This report on Schedule 13G (this “Schedule 13G”) is being filed by Newtyn Management, LLC, a New York limited liability company (the “Reporting Person”).
Item 2(b). Address of Principal Business Office or, if None, Residence. The address for the Reporting Person is 60 East 42nd Street, Suite 960, New York, New York 10165.
Item 2(c). Citizenship. The Reporting Person is organized under the laws of the State of New York.
Item 2(d). Title of Class of Securities. First preferred stock, cumulative, par value $25 per share (the “Preferred Stock”)
Item 2(e). CUSIP No. 694308206 694308305 694308404 694308503 694308602 694308701 694308800 694308883

Item 3. If This Statement Is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e) ☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) ☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k) ☐ A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _______________

Item 4. Ownership.
As reported in the cover pages to this report, the ownership information with respect to the Reporting Person is as follows:

(a) Amount Beneficially Owned:	757,933*
(b) Percent of Class:	7.3%*
(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:	0
(ii) Shared power to vote or to direct the vote:	757,933*
(iii) Sole power to dispose or to direct the disposition of:	0
(iv) Shared power to dispose or to direct the disposition of:	757,933*

*The Reporting Person is the investment manager to Newtyn Partners, LP, a Delaware limited partnership (“NP”) and Newtyn TE Partners, LP, a Delaware limited partnership (“NTE”, and together with NP, the “Newtyn Funds”). As of December 31, 2021, NP held 450,271 shares of Preferred Stock and NTE held 307,662 shares of Preferred Stock. The Reporting Person, as the investment manager to the Newtyn Funds, may be deemed to beneficially own these securities. Accordingly, as of December 31, 2021, the Reporting Person may be deemed to beneficially own the 757,933 shares of Preferred Stock held in the aggregate by the Newtyn Funds.

The foregoing beneficial ownership percentage is based upon 10,319,782 shares of Preferred Stock issued and outstanding as of December 31, 2021, based on information reported by the Company in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 10, 2022.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 4, 2022

NEWTYN MANAGEMENT, LLC

By: /s/ Eugene Dozortsev

Name: Eugene Dozortsev

Title: Authorized Signatory